UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number 1-12981

THE AMETEK RETIREMENT AND

SAVINGS PLAN

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

The AMETEK Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Committee

The AMETEK Retirement and Savings Plan

We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of The AMETEK Retirement and Savings Plan at December 31, 2014 and 2013, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of The AMETEK Retirement and Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania

June 17, 2015

The AMETEK Retirement and Savings Plan

Statements of Assets Available for Benefits

	December 31,
	2014	2013
Assets:
Investments	$762,388,717	$672,581,410
Plan interest in the AMETEK, Inc. Master Trust	90,554,396	99,979,753

Total investments, at fair value	852,943,113	772,561,163

Receivables:
Employer contributions	1,794	294,773
Participant contributions	4,145	461,897
Notes receivable from participants	15,547,085	14,503,655

Total receivables	15,553,024	15,260,325

Assets reflecting investments at fair value	868,496,137	787,821,488

Adjustment from fair value to contract value for Common/Collective Trust	(3,616,918)	(3,348,687)

Assets available for benefits	$864,879,219	$784,472,801

See accompanying notes.

The AMETEK Retirement and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2014	2013
Additions:
Contributions:
Employer	$18,770,047	$17,479,064
Participant	32,871,982	29,540,099
Participant rollovers	5,224,183	4,399,492

	56,866,212	51,418,655

Investment income:
Net appreciation in fair value of investments	23,485,672	81,251,770
Interest and dividend income from investments	30,127,672	20,783,441
Increase in Plan interest in the AMETEK, Inc. Master Trust	131,831	29,551,572

	53,745,175	131,586,783

Interest income on notes receivable from participants	642,358	574,266

Asset transfers in due to Plan mergers	29,486,963	17,111,260

Total additions	140,740,708	200,690,964

Deductions:
Benefits paid to participants	(60,334,290)	(48,128,855)

Net increase	80,406,418	152,562,109

Assets available for benefits:
Beginning of year	784,472,801	631,910,692

End of year	$864,879,219	$784,472,801

See accompanying notes.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan

General

The following description of The AMETEK Retirement and Savings Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK,” the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK and certain of its business units, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.

Trustee and Recordkeeper

The Vanguard Fiduciary Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. The Vanguard Group is the Plan’s administrative recordkeeper.

Participant Eligibility

An employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and on or after the date on which the participant first attains age 18.

Plan Mergers

During 2014, the following net assets were transferred into the Plan (in thousands):

Effective Date	401(k) Savings Plan
May 1, 2014	Micro-Poise Measurement Systems 401(k) Plan	$9,309
May 1, 2014	Insperity 401(k) Plan (maintained by Teseq Group)	1,472
August 15, 2014	VTI Instruments Corporation Employees’ 401(k) Plan	5,165
October 31, 2014	Powervar, Inc. 401(k) Savings Plan	13,541

		$29,487

During 2013, the following net assets were transferred into the Plan (in thousands):

Effective Date	401(k) Savings Plan
May 16, 2013	Empower HR Retirement Savings Plan (maintained by Dunkermotoren USA, Inc.)	$666
May 31, 2013	OBCORP LLC 401(k) Plan (maintained by O’Brien Corporation)	6,852
August 27, 2013	Sunpower, Inc. 401(k) & Profit Sharing Plan	3,446
October 31, 2013	Hamilton Precision Metals 401(k) Employee Savings Plan	3,965
November 1, 2013	Crystal Engineering Corporation 401(k) Profit Sharing Plan	2,182

		$17,111

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan (continued)

Contributions

Each year, participants have an opportunity to invest, on a pre-tax basis, up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who are subject to a 10% limitation. Participants age 50 and over have an opportunity to invest catch-up contributions up to 50% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

Effective March 18, 2014, the Plan was amended to: (1) allow eligible employees to designate all or a portion of their pre-tax contribution as a Roth contribution, (2) allow eligible employees to make contributions to the Plan on an after-tax basis (limited to 2% of eligible compensation for highly compensated employees), and (3) accept direct (but not indirect) rollovers of Roth and after-tax contributions. Roth contributions are eligible for catch-up contributions and matching contributions, and in general, are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals. Pre-tax contributions and Roth contributions are aggregated for purposes of the dollar limit on deferrals and catch-up contributions under the Internal Revenue Code. After-tax contributions are not eligible for catch-up or matching contributions. After-tax contributions are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals, as defined by the Plan. Effective December 8, 2014, the Plan was amended to increase the limit on after-tax contributions by highly compensated employees from 2% of eligible compensation to 4% of eligible compensation beginning January 1, 2015. See Note 8.

Participants are automatically enrolled in the Plan at a rate of 3% of their compensation unless the participant opts out of automatic enrollment or until the participant changes their elections. The Vanguard Target Retirement Date Trusts II are the qualified default investment alternatives. The Plan provides for automatic deferral increases by 1% of compensation each January, as defined by the Plan, for employees who are automatically enrolled in the Plan. Participants automatically enrolled in the Plan may revoke their participation of automatic increases, elect an annual automatic increase of 1%, 2% or 3% and have the increase begin in a month other than January. Participants who are not automatically enrolled in the Plan are also permitted to elect automatic deferral increases.

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each eligible participant of designated employer units, up to a maximum annual Company contribution of $1,200 per participant. Also, the Plan provides for Company contributions to eligible participants of designated employer units, which vary by location and range from 25% to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 8% of the participants’ compensation as determined by the Board of Directors for each business unit. Matching Company contributions are credited to participants’ accounts at the same time their contributed compensation is invested and are allocated in the same manner as that of their elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.

The Plan allows discretionary employer contributions as determined by the Board of Directors under appropriate circumstances. Discretionary employer contributions are intended to compensate participants for fees incurred in connection with Plan mergers of acquired businesses. Discretionary employer contributions made in 2014 and 2013 were not significant.

The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon participants’ age and years of service, up to predetermined limits. The Plan has an incentive retirement feature for eligible salaried and hourly employees of AMETEK. The Company contributes an additional 1% of compensation earned to the Plan on behalf of such employees who contribute 6% or more of their compensation earned, up to predetermined limits. Participant contributions under the retirement feature and incentive retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature and incentive retirement feature are the same as for the savings feature under the Plan.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan (continued)

Forfeited Company contributions from the retirement feature were $0.8 million and $0.4 million in 2014 and 2013, respectively, and are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting

Participants are fully vested at all times in participant contributions and employer matching contributions. Employer retirement feature contributions and related earnings and employer incentive retirement feature contributions and related earnings are fully vested after three years of service.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2014 and 2013 ranged between 3.25% and 10.00%, and 4.25% and 10.00%, respectively. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. A small portion of the AMETEK Stock Fund may also be invested in short-term securities to help accommodate daily transactions.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the AMETEK Stock Fund to the extent the transfer would result in more than 25% of the participants’ total account balance being invested in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan (continued)

The Plan’s interest in the assets of the Master Trust was approximately 99% at both December 31, 2014 and 2013. The value of the assets held by the Master Trust was $91,402,958 and $100,895,855 at December 31, 2014 and 2013, respectively.

A summary of the investment income for the assets held by the Master Trust was as follows:

	Year Ended December 31,
	2014	2013
Net (depreciation) appreciation in fair value of investment	$(317,159)	$29,539,137
Interest and dividend income on investment	446,289	289,866

Total investment income	$129,130	$29,829,003

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. Participants who terminate after attaining retirement age or on account of disability may elect to receive installment payments up to a 15-year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. Benefits are recorded when paid.

Administrative Expenses

Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value less costs to sell, if significant. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK common stock is valued at the closing price reported in an active market. Life Insurance Contracts are carried at the cash surrender value of such policies at year end.

During 2013, investments in Vanguard Target Retirement Date Funds were moved into a common/collective trust. The fair values of the Vanguard Target Retirement Date Trusts II are the reported net asset values of the participation units owned by the Plan at year end. See Note 4.

The Plan invests in investment contracts through a common/collective trust (Vanguard Retirement Savings Trust IV). This fund is recorded at fair value, which is based on information reported by the issuer of the common/collective trust at year end. See Note 4. However, since these investment contracts are fully benefit-responsive, an adjustment is reflected in the statements of assets available for benefits to present these investments at contract value. The contract value of the Vanguard Retirement Savings Trust IV represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014

3. Investment Programs

As of December 31, 2014, a participant may direct contributions (up to certain specified limits) in any of the following investment options:

•	AMETEK Stock Fund
•	Vanguard Retirement Savings Trust IV
•	Vanguard Target Retirement Date Trusts II
•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund(1)
•	Vanguard LifeStrategy Funds
•	Vanguard Wellington Fund Admiral Shares
•	Vanguard Windsor II Fund(2)
•	Vanguard PRIMECAP Fund(2)
•	Vanguard Small-Cap Index Fund(2)
•	Vanguard 500 Index Fund(2)
•	Vanguard Developed Markets Index Fund(3)
•	Vanguard Emerging Markets Stock Index Fund(3)
•	American Funds EuroPacific Growth Fund(3)
•	BlackRock Inflation Protected Bond Fund(1)
•	RidgeWorth Small Cap Value Equity Fund(2)
•	Wells Fargo Advantage Discovery Fund(2)

(1)	Represents Fixed-Income Securities level 1 investments. See Note 4.
(2)	Represents Domestic Equities level 1 investments. See Note 4.
(3)	Represents International Equities level 1 investments. See Note 4.

Participants may change their investment options or transfer existing account balances to other investment options daily.

The fair values of individual investments that represent five percent or more of the Plan’s assets are as follows:

	December 31,
	2014	2013
Vanguard Wellington Fund Admiral Shares	$124,495,766	$—
Vanguard Wellington Fund Investor Shares	—	113,634,509
Vanguard Retirement Savings Trust IV (stated at contract value)	117,814,919	—
Vanguard Retirement Savings Trust V (stated at contract value)	—	120,024,629
Vanguard 500 Index Fund	81,426,145	71,467,228
Vanguard PRIMECAP Fund	81,387,614	65,448,576
Vanguard Windsor II Fund	46,560,579	42,308,615
Vanguard LifeStrategy Moderate Growth Fund	*	39,276,929

*	At December 31, 2014, this investment represented less than five percent of the fair value of the Plan’s assets.

The Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) appreciated (depreciated) as follows:

	December 31,
	2014	2013
Common/Collective Trusts	$4,110,917	$3,556,144
Registered Investment Companies	19,469,379	77,706,347
Life Insurance Policies	(94,624)	(10,721)

Net Appreciation in Fair Value of Investments	$23,485,672	$81,251,770

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014

4. Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Vanguard Prime Money Market	$293,230	$293,230	$—	$—
Fixed-Income Securities(1)	39,617,746	39,617,746	—	—
Vanguard LifeStrategy Funds(2)	98,686,631	98,686,631	—	—
Vanguard Target Retirement Date Trusts II(3)	85,574,208	—	85,574,208	—
Vanguard Wellington Fund Admiral Shares(4)	124,495,766	124,495,766	—	—
Mutual Funds – Domestic Equities	271,853,417	271,853,417	—	—
Mutual Funds – International Equities	20,435,882	20,435,882	—	—
Vanguard Retirement Savings Trust IV(5)	121,431,837	—	121,431,837	—
AMETEK Stock Fund	90,554,396	90,554,396	—	—

Total Investments, at Fair Value	$852,943,113	$645,937,068	$207,006,045	$—

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Vanguard Prime Money Market	$393,570	$393,570	$—	$—
Fixed-Income Securities(1)	35,520,536	35,520,536	—	—
Vanguard LifeStrategy Funds(2)	92,752,868	92,752,868	—	—
Vanguard Target Retirement Date Trusts II(3)	42,529,166	—	42,529,166	—
Vanguard Wellington Fund Investor Shares(4)	113,634,509	113,634,509	—	—
Mutual Funds – Domestic Equities	243,118,503	243,118,503	—	—
Mutual Funds – International Equities	21,158,008	21,158,008	—	—
Vanguard Retirement Savings Trust V(5)	123,373,316	—	123,373,316	—
Genworth Life and Annuity Insurance	100,934	—	—	100,934
AMETEK Stock Fund	99,979,753	99,979,753	—	—

Total Investments, at Fair Value	$772,561,163	$606,557,747	$165,902,482	$100,934

(1)	This category includes investments primarily in U.S. and international government and corporation bonds designed to minimize the adverse effects of interest rate fluctuations. There are currently no redemption restrictions on these investments.
(2)	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These registered investment company funds share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.
(3)	This category includes common/collective trusts sponsored and maintained by the Trustee, which invest in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These trusts share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.
(4)	This category includes registered investment company funds that are designed to try and outperform market returns with moderate movements in share values through a mix of primarily fairly large, well-known U.S. stocks and U.S. Treasury bonds. There are currently no redemption restrictions on this investment.
(5)	This category includes investments primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income. There are currently no redemption restrictions on this investment.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014

4. Fair Value Measurements (continued)

The following is a summary of the changes in the fair value of the Plan’s level 3 assets (fair value using significant unobservable inputs):

Genworth Life and Annuity Insurance
Balance, January 1, 2013	$132,462
Unrealized losses relating to instruments still held at the reporting date	(10,721)
Settlements	(20,807)

Balance, December 31, 2013	100,934
Unrealized losses relating to instruments still held at the reporting date	(94,624)
Settlements	(6,310)

Balance, December 31, 2014	$—

Unrealized losses relating to level 3 assets are included in Net appreciation (depreciation) in fair value of investments in the Statements of Changes in Assets Available for Benefits.

5. Insurance Contracts

Some employee contributions are presently used to maintain previously purchased life insurance policies underwritten by Genworth Life and Annuity First Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants’ insurance accounts. This fund continues to be closed to new participants.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 24, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. On January 30, 2015, the Plan Sponsor submitted an application to the IRS for a new determination letter in accordance with the Code’s five-year remedial amendment cycle requirement and a response is pending. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2011.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2014	2013
Assets available for benefits per the financial statements	$864,879,219	$784,472,801
Deemed distributions outstanding related to the current year	(18,665)	(10,078)
Deemed distributions outstanding related to the prior year	(36,419)	(26,341)
Adjustment from contract value to fair value for Common/Collective Trust	3,616,918	3,348,687

Assets available for benefits per Form 5500	$868,441,053	$787,785,069

The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$140,740,708
Add: Adjustment from contract value to fair value for Common/Collective Trust at December 31, 2014	3,616,918
Less: Adjustment from contract value to fair value for Common/Collective Trust at December 31, 2013	(3,348,687)
Less: Plan mergers	(29,486,963)

Total income per Form 5500	$111,521,976

The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2014:

Deductions per the financial statements	$(60,334,290)
Less: Deemed distributions at December 31, 2014	(55,084)
Add: Deemed distributions at December 31, 2013	36,419

Total expenses per Form 5500	$(60,352,955)

8. Plan Amendments

Effective December 8, 2014, the Plan was amended to increase the limit on after-tax contributions by highly compensated employees from 2% of eligible compensation to 4% of eligible compensation beginning January 1, 2015.

Effective December 8, 2014, the Plan was amended to comply with IRS guidance implementing the decision of United States v. Windsor, 133 S. Ct. 2675 (2013) recognizing same-sex marriages for certain purposes under the Plan.

Effective March 18, 2014, the Plan was amended to: (1) allow eligible employees to designate all or a portion of their pre-tax contribution as a Roth contribution, (2) allow eligible employees to make contributions to the Plan on an after-tax basis (limited to 2% of eligible compensation for highly compensated employees), and (3) accept direct (but not indirect) rollovers of Roth and after-tax contributions. Roth contributions are eligible for catch-up contributions and matching contributions, and in general, are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals. Pre-tax contributions and Roth contributions are aggregated for purposes of the dollar limit on deferrals and catch-up contributions under the Code. After-tax contributions are not eligible for catch-up or matching contributions. After-tax contributions are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals, as defined by the Plan.

Effective August 26, 2013, the Plan was amended to designate the participants of the Hamilton Precision Metals 401(k) Employee Savings Plan (eligible employees whose employment is governed by the terms of a collective bargaining agreement with Hamilton Precision Metals, Inc.) as participating employees in the Plan. Effective October 31, 2013, the Plan was amended to merge the net assets of the Hamilton Precision Metals 401(k) Employee Savings Plan into the Plan.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2014

8. Plan Amendments (continued)

During 2014 and 2013, the Plan was amended to designate certain U.S. employees of the following acquired businesses as participating employees in the Plan:

Effective Date	Acquired Business
December 22, 2014	Amptek, Inc.
December 15, 2014	Zygo Corporation
March 31, 2014	Teseq Group
March 24, 2014	Powervar, Inc.
March 24, 2014	VTI Instruments
December 23, 2013	Creaform USA Inc.
September 16, 2013	Controls Southeast, Inc.
August 26, 2013	Crystal Engineering Corporation
July 5, 2013	Aero Components International
July 5, 2013	Avtech Avionics and Instruments
March 18, 2013	Sunpower, Inc.

During 2014 and 2013, the Plan was amended to merge the net assets of certain U.S. participants from the following acquired businesses’ 401(k) plans into the Plan:

Effective Date	Merged Plan
October 31, 2014	Powervar, Inc. 401(k) Savings Plan
August 15, 2014	VTI Instruments Corporation Employees’ 401(k) Plan
May 1, 2014	Insperity 401(k) Plan (maintained by Teseq Group)
May 1, 2014	Micro-Poise Measurement Systems 401(k) Plan
November 1, 2013	Crystal Engineering Corporation 401(k) Profit Sharing Plan
August 27, 2013	Sunpower, Inc. 401(k) & Profit Sharing Plan
May 31, 2013	OBCORP LLC 401(k) Plan (maintained by O’Brien Corporation)
May 16, 2013	Empower HR Retirement Savings Plan (maintained by Dunkermotoren USA, Inc.)

9. Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. In addition, the amendments remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 is effective for interim and annual reporting periods beginning after December 15, 2015. The new guidance will be applied on a retrospective basis and early adoption is permitted. The Plan is currently evaluating the impact of adopting ASU 2015-07 on the Plan’s financial statements.

The AMETEK Retirement and Savings Plan

EIN 14–1682544 Plan #078

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Vanguard Retirement Savings Trust IV*	Common/Collective Trust	$121,431,837
Vanguard Target Retirement Income Trust II*	Common/Collective Trust	3,467,411
Vanguard Target Retirement 2010 Trust II*	Common/Collective Trust	2,149,436
Vanguard Target Retirement 2015 Trust II*	Common/Collective Trust	8,872,542
Vanguard Target Retirement 2020 Trust II*	Common/Collective Trust	15,159,989
Vanguard Target Retirement 2025 Trust II*	Common/Collective Trust	19,129,025
Vanguard Target Retirement 2030 Trust II*	Common/Collective Trust	13,073,889
Vanguard Target Retirement 2035 Trust II*	Common/Collective Trust	8,959,191
Vanguard Target Retirement 2040 Trust II*	Common/Collective Trust	6,250,574
Vanguard Target Retirement 2045 Trust II*	Common/Collective Trust	3,985,502
Vanguard Target Retirement 2050 Trust II*	Common/Collective Trust	2,539,257
Vanguard Target Retirement 2055 Trust II*	Common/Collective Trust	1,240,537
Vanguard Target Retirement 2060 Trust II*	Common/Collective Trust	746,855
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	18,087,974
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	42,330,005
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	38,268,652
Vanguard 500 Index Fund*	Registered Investment Company	81,426,145
Vanguard Developed Markets Index Fund*	Registered Investment Company	68,118
Vanguard Emerging Markets Stock Index Fund*	Registered Investment Company	2,983,028
Vanguard Prime Money Market Fund*	Registered Investment Company	293,230
Vanguard PRIMECAP Fund*	Registered Investment Company	81,387,614
Vanguard Small-Cap Index Fund*	Registered Investment Company	29,242,434
Vanguard Total Bond Market Index Fund*	Registered Investment Company	34,624,712
Vanguard Wellington Fund Admiral Shares*	Registered Investment Company	124,495,766
Vanguard Windsor II Fund*	Registered Investment Company	46,560,579
American Funds EuroPacific Growth Fund*	Registered Investment Company	17,384,736
BlackRock Inflation Protected Bond Fund*	Registered Investment Company	4,993,034
RidgeWorth Small Cap Value Equity Fund*	Registered Investment Company	9,913,565
Wells Fargo Advantage Discovery Fund*	Registered Investment Company	23,323,080

	Total investments	762,388,717

Notes Receivable from Participants*	Interest rates ranging from 3.25% to 10.00%	15,547,085

		$777,935,802

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement and Savings Plan
(Name of Plan)

Date: June 17, 2015	By:	/s/ Robert R. Mandos, Jr.
Robert R. Mandos, Jr.
Member, Savings and Investment Committee

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm